UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69901

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Metric Point Capital, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__201 W. 5th Street, 11th Floor Office #59__
(No. and Street)

__Austin__   __TX__   __78701__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__James Weidner   (646) 838-0922__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Baker Tilly, LLP__
(Name – if individual, state last, first, and middle name)

__14555 Dallas Parkway, Suite 300__ __Dallas__   __TX__   __75204__
(Address)   (City)   (State)   (Zip Code)

_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Weidner, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Metric Point Capital, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Antonio Amezola-Barrera
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 24-7601-01
Expires October 29, 2027

_____ 02/23/2026
Notary Public

Signature: *James Daniel Weidner*
_____

Title: Partner
_____

Notarized remotely using audio–video communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

METRIC POINT CAPITAL, LLC
**Report of Independent Registered Public
Accounting Firm and Financial Statements
December 31, 2025**

Report of Independent Registered Public Accounting Firm

To the Members
Metric Point Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Metric Point Capital, LLC (the Company) as of December 31, 2025, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

Dallas, Texas
February 13, 2026

We have served as the Company's auditor since 2017.

Metric Point Capital, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	6,030,966
Accounts receivable		16,296,982
Prepaid expenses		74,454
Security deposits		5,399
Fixed assets, net		18,554
Total assets	$	**22,426,355**

Liabilities and Members' equity

Liabilities

Accounts payable	$	23,935
Total liabilities		**23,935**

Members' equity

Members' equity		22,402,420
Total liabilities and members' equity	$	**22,426,355**

.

1.   **Nature of Business**

Metric Point Capital, LLC (the "Company") was formed under the laws of the State of Delaware on September 13, 2016. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), effective date July 7, 2017. The Company conducts investment banking activities, specifically private placements and advisory services and does not take custody of securities. The Company maintains offices in San Clemente, CA, Chicago, IL, and Austin, TX.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its CFO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. For single reportable segment-level financial information, net income, total assets, net capital and significant non-cash transactions, see the statements of financial condition, operations, members' equity, cash flows, and the supplementary information.

2.   **Summary of Significant Accounting Policies**

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and income are recognized when incurred.

Cash
The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at a financial institution.

The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high-quality institution in order to minimize risk relating to exceeding insured limits.

Revenue Recognition
The Company has a single line of business providing advisory services regarding fundraising for venture capital funds. Revenue from these services is composed of fixed consulting fees for placement services and variable fundraising fees from capital commitments. These revenues are subject to the guidance of Accounting Standards Codification ("ASC") Topic 606 – *Revenue from Contracts with Customers*, and are included in the investment banking and consulting line item on

the statement of income. In some circumstances, significant judgment is needed to determine timing and measure the progress appropriate for revenue recognition under a specific contract. Fees from fundraising for venture capital funds are recognized upon completion of a client transaction which is the point at which the performance obligation is satisfied. Engagement fees are a non-refundable fixed fee for services related to research of the client's financial condition and business opportunities, enabling the Company to advise the client regarding the prospects of completing a transaction. The engagement fees are generally deferred and recognized over the initial sixty (60) days of the engagement while these services are performed. Consulting fees are recognized as services are performed and retainer fees are recognized over the period to which the retainer relates, typically the onboarding process, as the Company's client receives the benefit over that time period and the performance obligation is satisfied. Consulting fees were $2,066,000 and fees from fundraising for venture capital funds were $16,974,436 for the year ended December 31, 2025. The economic conditions which affect the Company's operations are related to the overall trends of the economy and its impact on venture capital firms.

Contract Balances
The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment, and a liability when the payment is received and the performance obligations are not yet satisfied. The Company had no liabilities related to contracts with customers as of December 31, 2024 or December 31, 2025.

Fixed Assets, Net
Fixed Assets are recorded at cost. Depreciation and amortization are provided using the straight line method over the estimated useful lives of the assets. Fixed Assets consist of the following:

Asset	Life	Carrying Value
Computer equipment and software	3 - 5 Years	$ 32,090
Telephone equipment	3 - 5 Years	2,286
Furniture & fixtures	7 Year	26,861
		61,237
Less accumulated depreciation and amortization		(42,683)
Fixed assets, net		$ 18,554

Income Taxes
The Company has elected to be taxed as a Partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the individual members are liable for individual income taxes on their respective share of the Company's taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2017 through 2022 tax years are open for examination by federal, state and local tax authorities.

Use of Estimates in Financial Statements
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Financial Instruments and Fair Value
The carrying amounts of the Company's financial instruments, including cash, accounts receivable and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

3. **Accounts Receivable and Credit Losses**

Accounts receivable are composed of balances due from the Company's customers, who are primarily venture capital funds, for securing investor commitments for current and future closes, typically over 1-2 years. The Company's performance obligation is satisfied at the time commitments are closed, and the purchase price is determined based on that commitment and contractual rates; however, payment is remitted over time as the Company's customers call capital and complete future closes. Based on the relatively short-term nature of the receivables, the Company records them at face value, plus accrued interest. The Company takes into consideration the composition of the receivables, current and forecasted economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. The Company has determined that no allowance for credit losses is necessary as of December 31, 2025. The balance in accounts receivable was $16,296,984 at December 31, 2025 and $8,348,711 at December 31, 2024.

4. **Commitments and Contingencies**

The Company leases office space in various cities throughout the United States, under separate lease agreements.

The first office location is in Chicago, IL through WeWork 448 North LaSalle Street Tenant LLC, which commenced July 1, 2025 and is valid for one year.

The second office location is in San Clemente through San Clemente Office Suites, which commenced September 1, 2025 and is valid for one year. The lease provides for an automatic renewal at the current term. The lease provides for a 60-day opt out, with written request. The Company does not believe renewal is certain and accordingly, the Company has elected to exclude short term leases from right of use asset recorded on the statement of financial condition as of December 31, 2025.

The third office location is in Austin, TX through Industrious Aus 201 W 5th LLC, which commenced September 1, 2025 and is valid for one year.

Rent expense for the year ended December 31, 2025 totaled $41,611. It is reflected on the statement of income as a component of general and administrative expenses.

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31,2025. The Company does not have any guarantees or other commitments as of December 31, 2025.

5.   **401(k) Plan**

The Company (the "Plan Sponsor") adopted a qualified 401(k) Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the year. The Plan contributions are 100% vested at all times and are contributed at the discretion of management. The Plan covers substantially all of its employees. Contributions at the discretion of the Plan Sponsor are determined as a percentage of each covered employee's compensation and the amount paid by the Company totaled $348,000 for the year ended December 31, 2025 and is reflected on the statement of income as a component of salaries and related benefits expenses.

6.   **Concentration of Credit Risk**

Cash is maintained with high quality institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Periodically, such deposits may be in excess of federally insured limits.

The Company extends credit to its customers, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

During the year ended December 31, 2025, the Company had three customers that each accounted for at least 10% of total revenues. These customers represent 74.1% of total revenues as of and for the year ended December 31, 2025. During the year ended December 31, 2025, the Company had three customers that each accounted for at least 10% of accounts receivable. These customers represent 80.9% of total accounts receivable as of and for the year ended December 31, 2025.

7.   **Net Capital and Aggregate Indebtedness Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2024, the Company had net capital of $6,007,030 which was $6,002,030 in excess of the minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0040 to 1.